                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------

                                    FORM 11-K

                         -------------------------------


(Mark One)

[X]                  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 1998

                                       OR

[ ]                  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Transition Period from            to

                         COMMISSION FILE NUMBER 1-14634

                         -------------------------------

A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Santa Fe International Corporation
                         Two Lincoln Centre, Suite 1100
                                5420 LBJ Freeway
                            Dallas, Texas 75240-2648

REQUIRED INFORMATION

The financial statements listed in the accompanying table of contents are filed as part of this Form 11-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Employee Benefit Plans of Santa Fe International Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             SANTA FE INVESTMENT SAVINGS &
                                             PROFIT SHARING PLAN


                                             By: /s/ C. STEDMAN GARBER, JR.
                                                --------------------------------
                                             C. Stedman Garber, Jr., Chairman of
                                             the Administrative Committee for
                                             the Employee Benefit Plans of Santa
                                             Fe International Corporation


Date:    July  9, 1999

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN



                                    CONTENTS




Report of independent auditors                                                    5

Audited financial statements

  Statements of net assets available for benefits
    at December 31, 1998 and 1997                                                 6

  Statements of changes in net assets available for benefits
    for the years ended December 31, 1998 and 1997                                7

  Notes to financial statements                                                   8

Supplemental schedules                                                       Schedule

  Line 27a - Schedule of assets held for investment
    purposes at December 31, 1998                                                 A

  Line 27d - Schedule of reportable transactions for the
    year ended December 31, 1998                                                  B


All other schedules for which provision is made in the applicable regulations of the Employee Retirement Income Act of 1974 have been omitted as the schedules are not required under the related instructions, are inapplicable, or the information required thereby is set forth in the financial statements or notes thereto.

Report of Independent Auditors


Administrative Committee
Santa Fe Investment Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Santa Fe Investment Savings & Profit Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                              ERNST & YOUNG LLP

June 1,1999

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                           December 31, 1998 and 1997


                                               ------------------------------------------------------------------------------------
                                                                                       1998
                                               ------------------------------------------------------------------------------------

                                                   MONEY                                                   ASSET         MARKET
                                                  MARKET        SANTA FE       S&P 500        BOND       ALLOCATION    COMPLETION
                                                   FUND          STOCK           FUND         FUND          FUND          FUND
                                               -----------    -----------    -----------   -----------  ------------  -------------
ASSETS

INVESTMENTS AT FAIR VALUE                      $        --    $ 4,340,783    $        --   $        --  $         --  $          --

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation                  --             --             --            --            --             --
    Participants                                        --             --             --            --            --             --

INTERFUND RECEIVABLE (PAYABLE)                                         --             --            --            --             --

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                       --             --             --            --            --             --
                                               -----------    -----------    -----------   -----------  ------------  -------------

NET ASSETS AVAILABLE FOR BENEFITS              $        --    $ 4,340,783    $        --   $        --  $         --  $          --
                                               ===========    ===========    ===========   ===========  ============  =============


                                          --------------------------------------------------------------------------------------

                                          --------------------------------------------------------------------------------------
                                                                                                      VANGUARD        VANGUARD
                                          INTERNATIONAL     PROFIT       VANGUARD       VANGUARD     TOTAL BOND        ASSET
                                             EQUITY        SHARING     MONEY MARKET    500 INDEX     MARKET INDEX    ALLOCATION
                                              FUND           FUND          FUND           FUND           FUND           FUND
                                          -------------  ------------  ------------   ------------   ------------   ------------
ASSETS

INVESTMENTS AT FAIR VALUE                 $   3,062,095  $ 11,186,514  $ 16,841,322   $ 22,509,177   $  3,961,340   $  6,354,784

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation               --            --            --             --             --             --
    Participants                                     --            --            --             --             --             --

INTERFUND RECEIVABLE (PAYABLE)                       --            --       (63,278)       (76,144)            --        139,422

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                    --            --            --             --             --             --
                                          -------------  ------------  ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS         $   3,062,095  $ 11,186,514  $ 16,778,044   $ 22,433,033   $  3,961,340   $  6,494,206
                                          =============  ============  ============   ============   ============   ============


                                          -----------------------------

                                          -----------------------------
                                           VANGUARD
                                           EXTENDED
                                          MARKET INDEX
                                              FUND             TOTAL
                                          ------------     ------------
ASSETS

INVESTMENTS AT FAIR VALUE                 $  1,710,396     $ 69,966,411

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation              --               --
    Participants                                    --               --

INTERFUND RECEIVABLE (PAYABLE)                      --               --

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                   --               --
                                          ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS         $  1,710,396     $ 69,966,411
                                          ============     ============




                                           --------------------------------------------------------------------------------------
                                                                                      1997
                                           --------------------------------------------------------------------------------------
                                               MONEY                                                      ASSET        MARKET
                                              MARKET        SANTA FE       S&P 500          BOND        ALLOCATION    COMPLETION
                                               FUND          STOCK           FUND           FUND           FUND          FUND
                                           ------------   ------------   ------------   ------------   ------------  ------------
ASSETS

INVESTMENTS AT FAIR VALUE                  $ 15,846,065   $  7,133,117   $ 22,336,249   $  2,631,599   $  3,144,009  $  2,390,083

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation           31,208         30,088         45,062          6,888          9,200         7,063
    Participants                                 57,306         60,584         86,943         12,737         17,661        14,977

INTERFUND RECEIVABLE (PAYABLE)                 (417,110)       199,352        192,801        (64,241)       238,676        48,371

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                (1,319)      (269,989)        (1,485)          (897)          (596)         (568
                                           ------------   ------------   ------------   ------------   ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS          $ 15,516,150   $  7,153,152   $ 22,659,570   $  2,586,086   $  3,408,950  $  2,459,926
                                           ============   ============   ============   ============   ============  ============



                                        ----------------------------------------------------------------------------------

                                        ----------------------------------------------------------------------------------
                                                                                                  VANGUARD      VANGUARD
                                        INTERNATIONAL      PROFIT       VANGUARD     VANGUARD     TOTAL BOND     ASSET
                                           EQUITY         SHARING     MONEY MARKET   500 INDEX   MARKET INDEX  ALLOCATION
                                            FUND            FUND          FUND         FUND          FUND          FUND
                                        -------------   ------------  ------------  -----------  ------------  ----------
ASSETS

INVESTMENTS AT FAIR VALUE               $   3,414,241   $ 11,253,560  $         --  $        --  $         --  $       --

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation         12,370             --            --           --            --          --
    Participants                               19,966             --            --           --            --          --

INTERFUND RECEIVABLE (PAYABLE)               (197,849)            --            --           --            --          --

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                (572)       (12,051)           --           --            --          --
                                        -------------   ------------  ------------  -----------  ------------  ----------

NET ASSETS AVAILABLE FOR BENEFITS       $   3,248,156   $ 11,241,509  $         --  $        --  $         --  $       --
                                        =============   ============  ============  ===========  ============  ==========


                                        ----------------------------

                                        ----------------------------
                                          VANGUARD
                                          EXTENDED
                                         MARKET INDEX
                                             FUND          TOTAL
                                         ------------   ------------
ASSETS

INVESTMENTS AT FAIR VALUE                $         --   $ 68,148,923

CONTRIBUTIONS RECEIVABLE FROM:
    Santa Fe International Corporation             --        141,879
    Participants                                   --        270,174

INTERFUND RECEIVABLE (PAYABLE)                     --             --

LIABILITIES

ADMINISTRATIVE AND OTHER PAYABLES                  --       (287,477)
                                        -------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS       $          --   $ 68,273,499
                                        =============   ============


                             See accompanying notes.

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                           December 31, 1998 and 1997

                                          ---------------------------------------------------------------------------------------
                                                                                 1998
                                          ---------------------------------------------------------------------------------------

                                               MONEY                                                                   ASSET
                                              MARKET           SANTA FE           S&P 500            BOND           ALLOCATION
                                               FUND             STOCK              FUND              FUND              FUND
                                          --------------    --------------    --------------    --------------    --------------
CONTRIBUTIONS FROM:
    Santa Fe International Corporation    $      383,177    $      317,624    $      589,381    $       86,382    $      143,922
    Participants                                 710,463           660,194         1,137,030           163,774           317,264

NET INVESTMENT INCOME                            828,046        (5,056,465)        5,868,226           212,612         1,072,389

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS              (1,413,496)         (280,416)       (2,831,192)         (719,811)         (289,577)

ADMINISTRATIVE EXPENSES                          (57,443)          (15,763)          (87,200)          (12,215)          (40,485)

INTERFUND TRANSFERS                          (15,966,897)        1,562,457       (27,335,815)       (2,316,828)       (4,612,463)
                                          --------------    --------------    --------------    --------------    --------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS            (15,516,150)       (2,812,369)      (22,659,570)       (2,586,086)       (3,408,950)

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                      15,516,150         7,153,152        22,659,570         2,586,086         3,408,950
                                          --------------    --------------    --------------    --------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                        $           --    $    4,340,783    $           --    $           --    $           --
                                          ==============    ==============    ==============    ==============    ==============

                                          -------------------------------------------------------------------------------------
                                                                                  1998
                                          -------------------------------------------------------------------------------------

                                             MARKET          INTERNATIONAL        PROFIT           VANGUARD         VANGUARD
                                           COMPLETION           EQUITY           SHARING         MONEY MARKET      500 INDEX
                                              FUND               FUND              FUND              FUND             FUND
                                          --------------    --------------    --------------    --------------   --------------
CONTRIBUTIONS FROM:
    Santa Fe International Corporation    $      117,746    $      147,253    $           --    $           --   $           --
    Participants                                 222,530           275,186                --                --               --

NET INVESTMENT INCOME                            131,020           465,281         2,539,544                --               --

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS                (543,242)         (766,344)       (2,499,864)               --               --

ADMINISTRATIVE EXPENSES                          (10,451)           (9,610)          (94,675)               --               --

INTERFUND TRANSFERS                           (2,377,529)         (297,827)               --        16,778,044       22,433,033
                                          --------------    --------------    --------------    --------------   --------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS             (2,459,926)         (186,061)          (54,995)       16,778,044       22,433,033

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                       2,459,926         3,248,156        11,241,509                --               --
                                          --------------    --------------    --------------    --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                        $           --    $    3,062,095    $   11,186,514    $   16,778,044   $   22,433,033
                                          ==============    ==============    ==============    ==============   ==============

                                          -----------------------------------------------------------------
                                                                       1998
                                          -----------------------------------------------------------------
                                             VANGUARD         VANGUARD         VANGUARD
                                            TOTAL BOND         ASSET           EXTENDED
                                           MARKET INDEX     ALLOCATION       MARKET INDEX
                                               FUND            FUND              FUND             TOTAL
                                          --------------   --------------   --------------   --------------
CONTRIBUTIONS FROM:
    Santa Fe International Corporation    $           --   $           --   $           --   $    1,785,485
    Participants                                      --               --               --        3,486,441

NET INVESTMENT INCOME                             32,117               --               --        6,092,770

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS                      --               --               --       (9,343,942)

ADMINISTRATIVE EXPENSES                               --               --               --         (327,842)

INTERFUND TRANSFERS                            3,929,223        6,494,206        1,710,396               --
                                          --------------   --------------   --------------   --------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS              3,961,340        6,494,206        1,710,396        1,692,912

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                              --               --               --       68,273,499
                                          --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                        $    3,961,340   $    6,494,206   $    1,710,396   $   69,966,411
                                          ==============   ==============   ==============   ==============

                                          ---------------------------------------------------------------------------------------
                                                                                   1997
                                          ---------------------------------------------------------------------------------------

                                              MONEY                                                                  ASSET
                                             MARKET          SANTA FE           S&P 500             BOND           ALLOCATION
                                              FUND             STOCK              FUND              FUND              FUND
                                          --------------    --------------    --------------    --------------    --------------
CONTRIBUTIONS FROM:
    Santa Fe International Corporation    $      453,974    $      138,921    $      579,274    $      118,068    $      112,693
    Participants                                 812,493           299,628         1,106,218           231,777           225,769

NET INVESTMENT INCOME                            957,345          (479,170)        6,357,536           341,593           683,659

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS              (2,219,012)          (70,279)       (2,899,188)         (543,981)         (216,917)

ADMINISTRATIVE EXPENSES                          (63,016)           (6,439)          (76,221)          (15,986)          (22,262)

INTERFUND TRANSFERS                           (1,902,916)        7,270,491        (3,272,142)       (2,433,872)          430,143
                                          --------------    --------------    --------------    --------------    --------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS             (1,961,132)        7,153,152         1,795,477        (2,302,401)        1,213,085

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                      17,477,282                --        20,864,093         4,888,487         2,195,865
                                          --------------    --------------    --------------    --------------    --------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                        $   15,516,150    $    7,153,152    $   22,659,570    $    2,586,086    $    3,408,950
                                          ==============    ==============    ==============    ==============    ==============

                                          -------------------------------------------------------------------------------------
                                                                                 1997
                                          -------------------------------------------------------------------------------------

                                             MARKET         INTERNATIONAL         PROFIT          VANGUARD         VANGUARD
                                           COMPLETION          EQUITY            SHARING         MONEY MARKET      500 INDEX
                                              FUND              FUND               FUND             FUND              FUND
                                          --------------    --------------    --------------    --------------   --------------
CONTRIBUTIONS FROM:
    Santa Fe International Corporation    $      103,787    $      152,594    $           --    $           --   $           --
    Participants                                 194,727           285,811                --                --               --

NET INVESTMENT INCOME                            541,228           217,711         2,176,422                --               --

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS                (199,852)         (438,088)         (910,627)               --               --

ADMINISTRATIVE EXPENSES                           (9,918)           (9,619)          (60,359)               --               --

INTERFUND TRANSFERS                             (660,988)          569,284                --                --               --
                                          --------------    --------------    --------------    --------------   --------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS                (31,016)          777,693         1,205,436                --               --

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                       2,490,942         2,470,463        10,036,073                --               --
                                          --------------    --------------    --------------    --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                        $    2,459,926    $    3,248,156    $   11,241,509    $           --   $           --
                                          ==============    ==============    ==============    ==============   ==============

                                          -----------------------------------------------------------------
                                                                       1997
                                          -----------------------------------------------------------------
                                            VANGUARD         VANGUARD         VANGUARD
                                            TOTAL BOND        ASSET           EXTENDED
                                           MARKET INDEX     ALLOCATION      MARKET INDEX
                                               FUND            FUND              FUND             TOTAL
                                          --------------   --------------   --------------   --------------
CONTRIBUTIONS FROM:
    Santa Fe International Corporation    $           --   $           --   $           --   $    1,659,311
    Participants                                      --               --               --        3,156,423

NET INVESTMENT INCOME                                 --               --               --       10,796,324

DISTRIBUTIONS IN CONNECTION WITH
    TERMINATIONS AND WITHDRAWALS                      --               --               --       (7,497,944)

ADMINISTRATIVE EXPENSES                               --               --               --         (263,820)

INTERFUND TRANSFERS                                   --               --               --               --
                                          --------------   --------------   --------------   --------------

    NET INCREASE (DECREASE) IN NET
    ASSETS AVAILABLE FOR BENEFITS                     --               --               --        7,850,294

NET ASSETS AVAILABLE FOR BENEFITS
    AT BEGINNING OF YEAR                              --               --               --       60,423,205
                                          --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                        $           --   $           --   $           --   $   68,273,499
                                          ==============   ==============   ==============   ==============

                             See accompanying notes.

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998

NOTE 1 - DESCRIPTION OF THE PLAN

General

      The Santa Fe Investment Savings & Profit Sharing Plan (the Plan), was established on April 1, 1986 as successor plan to the Profit Sharing and Retirement Plan For The Employees of the Santa Fe International Corporations (the Profit Sharing Plan), the Santa Fe Investment Savings Plan, and the Stock Bonus Plan for the Employees of the Santa Fe International Corporations. The Plan is offered primarily to U.S. citizen employees of Santa Fe International Corporation (Santa Fe or the Company) and certain affiliated companies. Effective January 1, 1998, employees may not actively participate in the Plan while actively participating in the U.K. Pension Scheme after December 31, 1998.

      Although it has not expressed any intention to do so, the Company may, by election of its Board of Directors, terminate the Plan. In the event of such termination, the assets of the Plan shall be distributed to the participants in proportion to their respective interests therein.

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions

      An eligible employee may contribute either before-tax and/or after-tax an amount equal to but not less than 1% nor more than 15% of his monthly compensation and the Company must contribute an amount equal to 100% of the aggregate employee contributions, up to a maximum of 5% of the employee's monthly compensation, up to specified maximum amounts allowed by law.

Plan accounts

      A separate account (the Participant Account) is maintained for each participant in the Plan. The Participant Account includes each participant's individual contributions to the Plan and his proportionate share of Company contributions and the related investment earnings thereon. In addition, the Participant Account also includes, if applicable, each participant's interest in the other employee benefit plans of the Company previously merged into the Plan, except as noted below with respect to the Company's contributions to the Profit Sharing Plan.

      An additional separate account (the Company Account) is maintained for each participant in the Plan who was also a participant in the Profit Sharing Plan. The Company Account includes each participant's proportionate share of the Company's prior contributions to the Profit Sharing Plan and the related investment earnings thereon. In connection with the merger of the Profit Sharing Plan into the Plan, no further Company contributions will be made to a participant's Company Account. In the event a participant becomes eligible for retirement benefits under the Pension Plan for the Employees of the Santa Fe International Corporations (the Pension Plan), such benefits are initially funded through amounts in his or her Company Account and excess amounts, if any, are funded through the Pension Plan's net assets.

Vesting and distributions

      A participant's interest in his or her Participant and Company Account is fully vested. The participant has the right to withdraw all or a part of his or her interest in the Participant account, except that voluntary withdrawals of Company contributions are not permitted until two years have elapsed from the time such contributions are credited to the participant's account. In addition, contributions made on a pre-tax basis in connection with the 401(k) option generally cannot be withdrawn, except in the case of serious financial hardships. Withdrawal of earnings on investments made under the 401(k) option after December 31, 1988 is not permitted in any case.

      Upon termination of employment, distribution of a participant's vested interest in the Plan is made as soon as practicable following submission of a completed withdrawal application.

Plan administration

      Vanguard Fiduciary Trust Company ("VFTC") became the Plan's trustee effective December 31, 1998. Prior to VFTC becoming the trustee, Wachovia Bank of North Carolina was the Plan's trustee.

      During the 1997 and 1998 plan years, participants were able to invest amounts in their Participant Account in the following: common/collective trusts, mutual funds and Company ordinary shares. As with any investment, there is some risk associated with the S&P 500, Bond, Asset Allocation, Market Completion, and International Equity Funds, as well as with Santa Fe stock, as the value of the investment will increase or decrease depending on the overall performance of the stock or bond market. The Profit Sharing Fund is not subject to participant elections and is invested separately by the Plan's Administrative Committee or its representatives.

      Administrative expenses that are specifically identified with a particular Fund are charged to that Fund. Other expenses, such as recordkeeping, accounting, audit, insurance and legal fees, are proportionately allocated among the Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment valuation

      Investments in Santa Fe stock are valued at the closing price per share as listed on the New York Stock Exchange on the last business day of the year. Investments in mutual funds are valued on the basis of the net asset value of shares of the fund at the close of business on the last business day of the year. The fair value of investments in common/collective trusts are determined periodically by the respective trusts' custodian based upon the current market values of the underlying assets of the funds.

Net investment income

      Dividend income is accrued on the ex-dividend date and interest is recorded on the accrual basis. Net appreciation/(depreciation) in fair value of investments include both realized and unrealized gains and losses. Realized gains (losses) from security transactions are based on the average cost of the securities sold. Unrealized gains (losses) on investments are measured by the change in the difference between the market value and cost of the securities held at the beginning of the year and end of the year.

Income tax status

      The Plan has received a determination letter from the Internal Revenue Service dated May 19, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Interfund transfers

      Interfund transfers and the related receivable (payable) primarily represent participant and/or Administrative Committee elections to change investment funds.

Use of Estimates

      The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 - Investments

The total fair value of the investments held by the Plan at December 31, 1998 is as follows:


                                         Money                                                              Asset
                                      Market Fund    Santa Fe Stock    S&P 500 Fund      Bond Fund     Allocation Fund
                                    --------------   --------------  ---------------  ---------------  ---------------
Ordinary shares                     $           -    $    4,340,783  $            -   $            -   $            -
                                    --------------   --------------  ---------------  ---------------  ---------------
Total assets held for investment    $           -    $    4,340,783  $            -   $            -   $            -
                                    ==============   ==============  ===============  ===============  ===============

                                         Market       International   Profit Sharing   Vanguard Money  Vanguard 500
                                    Completion Fund    Equity Fund         Fund         Market Fund     Index Fund
                                    --------------   --------------  ---------------  ---------------  --------------
Mutual funds                        $           -    $    3,062,095  $    11,186,514  $    16,841,322  $   22,509,177
                                    --------------   --------------  ---------------  ---------------  --------------
Total assets held for investment    $           -    $    3,062,095  $    11,186,514  $    16,841,322  $   22,509,177
                                    ==============   ==============  ===============  ===============  ==============

                                                     Vanguard Total                       Vanguard
                                                       Bond Market    Vanguard Asset  Extended Market
                                                       Index Fund    Allocation Fund     Index Fund         Total
                                                     --------------  ---------------  ---------------  --------------
Ordinary shares                                      $           -   $            -   $            -   $    4,340,783
Mutual funds                                              3,961,340        6,354,784        1,710,396      65,625,628
                                                     --------------  ---------------  ---------------  --------------
Total assets held for investment                     $    3,961,340  $     6,354,784  $     1,710,396  $   69,966,411
                                                     ==============  ===============  ===============  ==============


The total fair value of the investments held by the Plan at December 31, 1997 is as follows:

                                         Money                                                             Asset
                                      Market Fund    Santa Fe Stock   S&P 500 Fund      Bond Fund      Allocation Fund
                                    --------------   --------------  ---------------  ---------------  ---------------
Common/collective trusts            $   15,768,512   $        3,450  $    22,336,249  $     2,631,599  $     3,144,009
Ordinary shares                                 -         7,124,200               -                -                -
Mutual funds                                    -                -                -                -                -
Income receivable                           77,553            5,467               -                -                -
                                    --------------   --------------  ---------------  ---------------  ---------------
Total assets held for investment    $   15,846,065   $    7,133,117  $    22,336,249  $     2,631,599  $     3,144,009
                                    ==============   ==============  ===============  ===============  ===============

                                                         Market       International    Profit Sharing
                                                     Completion Fund   Equity Fund          Fund            Total
                                                     ---------------  -------------    --------------  --------------
Common/collective trusts                             $    2,390,083  $         8,311  $    10,163,724  $   56,445,937
Ordinary shares                                                  -                -                -        7,124,200
Mutual funds                                                     -         3,405,930        1,089,836       4,495,766
Income receivable                                                -                -                -           83,020
                                                     --------------  ---------------  ---------------  --------------
Total assets held for investment                     $    2,390,083  $     3,414,241  $    11,253,560  $   68,148,923
                                                     ==============  ===============  ===============  ==============

      At December 31, 1998, the fair value of the following investments individually exceeded 5% of the Plan's net assets available for benefits:

Vanguard 500 Stock Index Fund                                                        $ 22,509,177
Vanguard Prime Money Market Fund                                                       16,841,322
Vanguard Asset Allocation Fund                                                         16,387,664
Santa Fe Stock                                                                          4,340,783
Europacific Growth Fund                                                                 4,215,729
Vanguard Total Bond Market Index Fund                                                   3,961,340


      At December 31, 1997, the fair value of the following investments individually exceeded 5% of the Plan's net assets available for benefits:

Mellon EB Stock Index Fund                                                           $ 22,328,225
Mellon Bank Temporary Investment Fund                                                  15,762,960
Mellon EB Asset Allocation Fund                                                        13,293,265
Santa Fe Stock                                                                          7,124,200
Europacific Growth Fund                                                                 4,495,766

         Concentrations of risk with respect to investments in common/collective trusts, mutual funds and Santa Fe stock is limited due to the high quality of the investments underlying the funds and to the dispersion of the underlying investments across many different industries and companies.

Note 4 - Net investment income

Net investment income (loss) for the year ended December 31, 1998 is as follows:

                                         Money                          S&P 500                       Asset
                                      Market Fund   Santa Fe Stock       Fund        Bond Fund    Allocation Fund
                                      ------------  --------------   ------------   ------------  ---------------
Interest/dividend income
Net appreciation/(depreciation)       $    828,046   $     30,723    $    524,444   $    178,375    $    545,426
  in fair value of investments                  --     (5,087,188)      5,343,782         34,237         526,963
                                      ------------   ------------    ------------   ------------    ------------
Net investment income                 $    828,046   $ (5,056,465)   $  5,868,226   $    212,612    $  1,072,389
                                      ============   ============    ============   ============    ============

                                         Market      International  Profit Sharing  Vanguard Money  Vanguard 500
                                    Completion Fund   Equity Fund        Fund        Market Fund     Index Fund
                                    ---------------  ------------   --------------  -------------- -------------
Interest/dividend income
Net appreciation/(depreciation)       $    145,099   $    173,924    $  1,049,880    $         --   $         --
  in fair value of investments             (14,079)       291,357       1,489,664              --             --
                                      ------------   ------------    ------------    ------------   ------------
Net investment income                 $    131,020   $    465,281    $  2,539,544    $         --   $         --
                                      ============   ============    ============    ============   ============

                                                    Vanguard Total   Vanguard Asset    Vanguard
                                                      Bond Market      Allocation   Extended Market
                                                      Index Fund          Fund        Index Fund         Total
                                                    --------------   -------------- ---------------  ------------
Interest/dividend income
Net appreciation/(depreciation)                      $     32,117    $         --    $         --    $  3,508,034
  in fair value of investments                                 --              --              --       2,584,736
                                                     ------------    ------------    ------------    ------------
Net investment income                                $     32,117    $         --    $         --    $  6,092,770
                                                     ============    ============    ============    ============

Net investment income (loss) for the year ended December 31, 1997 is as follows:

                                         Money                          S&P 500                       Asset
                                      Market Fund   Santa Fe Stock       Fund        Bond Fund    Allocation Fund
                                      ------------  --------------   ------------   ------------  ---------------
Interest/dividend income
Net appreciation/(depreciation)       $    957,345  $       10,781   $    398,653   $    278,630  $       110,330
  in fair value of investments                  --        (489,951)     5,958,883         62,963          573,329
                                      ------------  --------------   ------------   ------------  ---------------
Net investment income                 $    957,345  $     (479,170)  $  6,357,536   $    341,593  $       683,659
                                      ============  ==============   ============   ============  ===============

                                                        Market      International   Profit Sharing
                                                   Completion Fund   Equity Fund         Fund            Total
                                                   ---------------  -------------   --------------  ---------------
Interest/dividend income
Net appreciation/(depreciation)                     $       33,418   $    273,119    $    525,135   $     2,587,411
  in fair value of investments                             507,810        (55,408)      1,651,287         8,208,913
                                                    --------------   ------------    ------------   ---------------
Net investment income                               $      541,228   $    217,711    $  2,176,422   $    10,796,324
                                                    ==============   ============    ============   ===============

Note 5 - Services provided by the Company

   Certain administrative and record keeping services incurred by the Company are paid by the Plan.

Note 6 - Reconciliation to amounts reported in Form 5500

      The following is a reconciliation of net assets available for benefits and distributions in connection with terminations and withdrawals per the financial statements to the Form 5500:

                                                                         December 31,
                                                                 ---------------------------
                                                                     1998           1997
                                                                 ------------   ------------
Net assets available for benefits per the financial statements   $ 69,966,411   $ 68,273,499
Amounts allocated to withdrawing participants                              --       (456,339)
                                                                 ------------   ------------
Net assets available for benefits per the Form 5500              $ 69,966,411   $ 67,817,160
                                                                 ============   ============

                                                                     Year Ended
                                                                  December 31, 1998
                                                                  -----------------
Distributions in connection with terminations and withdrawals
  per the financial statements                                      $ 9,343,942
Add:  Amounts allocated to withdrawing participants
  at December 31, 1998                                                       --
Less:  Amounts allocated to withdrawing participants
  at December 31, 1997                                                 (456,339)
                                                                    -----------
Benefits paid to participants per the Form 5500                     $ 8,887,603
                                                                    ===========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

Note 7 - Year 2000 (Unaudited)

      The Company has developed a plan to modify its internal information technology to ensure that the Plan's information systems will be prepared to handle year 2000 dates. This internal system conversion is expected to be substantially complete by the end of July 1999. Costs associated with internal modifications are not estimated to be significant and will be paid by the Company.

      The Year 2000 conversion project also includes determining whether the Plan's third party service providers have reasonable plans in place to become year 2000 compliant as related to the Plan's operations. All third party service providers have indicated that they are currently substantially compliant, having completed their internal and external mission-critical conversions no later than March 1999.

      The company does not expect the year 2000 conversion project to have a significant effect on plan operations. No contingency plan has been developed, as Plan management is confident that all required systems will be year 2000 ready.

Note 8 - Party in Interest Transactions

      The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Note 9 - Subsequent Event

      Effective January 1, 1999, the Plan was amended to: (1) define the Plan's new investment options, (2) provide daily valuation recordkeeping and (3) make employees eligible for participation in the Plan upon the first day of employment, except for U.S. domestic based oil well drilling rig employees hired on or after March 1, 1996, who have to complete 30 days of continuous employment before being eligible for participation in the Plan.

                             SUPPLEMENTAL SCHEDULES

                                                                      SCHEDULE A

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                                                (c)
                (b)                         DESCRIPTION INVESTMENT INCLUDING MATURITY                      (e)
     IDENTITY OF ISSUE, BOROWER,                DATE RATE OF INTEREST, COLLATERAL,          (d)          CURRENT
(a)  LESSOR, OR SIMILAR PARTY                         APR, CR MATURITY VALUE               COST           VALUE
---- ----------------------------------     -----------------------------------------   -----------    -----------
 *   SANTA FE INTERNATIONAL CORPORATION     ORDINARY SHARES                             $ 9,389,685    $ 4,340,783
 *   VANGUARD FIDUCIARY TRUST COMPANY       PRIME MONEY MARKET FUND                      16,841,322     16,841,322
 *   VANGUARD FIDUCIARY TRUST COMPANY       500 INDEX FUND                               22,509,177     22,509,177
 *   VANGUARD FIDUCIARY TRUST COMPANY       TOTAL BOND MARKET INDEX FUND                  3,961,340      3,961,340
 *   VANGUARD FIDUCIARY TRUST COMPANY       ASSET ALLOCATION FUND                        16,387,609     16,387,664
 *   VANGUARD FIDUCIARY TRUST COMPANY       EXTENDED MARKET INDEX FUND                    1,710,396      1,710,396
 *   VANGUARD FIDUCIARY TRUST COMPANY       EUROPACIFIC GROWTH FUND                       4,215,729      4,215,729
                                                                                        -----------    -----------
                                                                                        $75,015,258    $69,966,411
                                                                                        ===========    ===========

*  PARTY-IN-INTEREST

                                                                      SCHEDULE B
                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998

                                                                                               (h)
                                                                                           CURRENT VALUE
                       (a) (b)                             (c) (d)            (g)           OF ASSET ON          (i)
           IDENTITY OF PARTY INVOLVED AND                PURCHASE OR        COST OF         TRANSACTION       NET GAIN
                DESCRIPTION OF ASSET                     (SALE) PRICE        ASSET             DATE           OR (LOSS)
------------------------------------------------------  --------------- ----------------- ---------------- ----------------
CATEGORY (i) - INDIVIDUAL TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Wachovia Bank Short Term Investment Fund                   15,750,884       15,750,884      15,750,884              --
                                                            5,288,189        5,288,189       5,288,189              --
                                                            9,953,478        9,953,478       9,953,478              --
                                                          (15,751,073)      15,751,073      15,751,073              --
                                                           (5,825,472)       5,825,472       5,825,472              --
                                                           (9,652,789)       9,652,789       9,652,789              --
                                                           (3,865,363)       3,865,363       3,865,363              --

Mellon Bank Temporary Investment Fund                     (15,661,286)      15,661,286      15,661,286              --

Mellon Bank EB Stock Index Fund                           (21,760,045)      12,556,128      21,760,045       9,203,917

Mellon Bank EB Asset Allocation Fund                       (5,299,114)       3,654,169       5,299,114       1,644,945
                                                           (9,974,041)       7,219,022       9,974,041       2,755,019

Vanguard Prime Money Market Fund                           15,571,073       15,571,073      15,571,073              --

Vanguard 500 Index Fund                                    22,022,000       22,022,000      22,022,000              --

Vanguard Total Bond Market Index Fund                       3,865,363        3,865,363       3,865,363              --

Vanguard Asset Allocation Fund                              5,825,472        5,825,472       5,825,472              --
                                                            9,652,789        9,652,789       9,652,789              --

CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Wachovia Bank Short Term Investment Fund                   60,089,861       60,089,861      60,089,861              --
                                                          (60,022,422)      60,022,422      60,022,422              --

Mellon Bank Temporary Investment Fund                       2,200,860        2,200,860       2,200,860              --
                                                          (17,963,819)      17,963,819      17,963,819              --

Mellon Bank EB Stock Index Fund                               753,824          753,824         753,824              --
                                                          (27,353,238)      15,997,866      27,353,238      11,355,372

                                                                      SCHEDULE B

                SANTA FE INVESTMENT SAVINGS & PROFIT SHARING PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998

                                                                                                   (h)
                                                                                              CURRENT VALUE
                       (a) (b)                               (c) (d)            (g)            OF ASSET ON           (i)
           IDENTITY OF PARTY INVOLVED AND                  PURCHASE OR        COST OF          TRANSACTION        NET GAIN
                DESCRIPTION OF ASSET                       (SALE) PRICE        ASSET              Date            or (Loss)
------------------------------------------------------   ---------------  -----------------  ----------------  ----------------
CATEGORY (iii) - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS (CONTINUED)

Mellon Bank Bond Index Fund                                   1,151,933          1,151,933         1,151,933                 -
                                                             (3,842,438)         3,707,107         3,842,438           135,331

Mellon Bank EB Asset Allocation Fund                          1,914,074          1,914,074         1,914,074                 -
                                                            (17,660,569)        12,872,464        17,660,569         4,788,105

Vanguard Prime Money Market Fund                             16,972,411         16,972,411        16,972,411                 -
                                                               (144,325)           144,325           144,325                 -

Vanguard 500 Index Fund                                      22,023,000         22,023,000        22,023,000                 -
                                                               (511,357)           491,749           511,357            19,608

Vanguard Total Bond Market Index Fund                         3,962,464          3,962,464         3,962,464                 -

Vanguard Asset Allocation Fund                               17,046,807         17,046,807        17,046,807                 -
                                                               (258,823)           263,764           258,823            (4,941)

Vanguard Extended Market Index Fund                           3,147,517          3,147,517         3,147,517                 -
                                                             (1,462,560)         1,458,203         1,462,560             4,357


Columns (e) and (f) are not applicable.
There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1998.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
 23.1          Consent of Ernst & Young LLP, Independent Auditors